UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Safeguard Scientifics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

786449207

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399-5402

DARREN C. WALLIS

MAPLEWOOD PARTNERS, LLC

555. E. Lancaster Avenue, Suite 520

Radnor, PA 19087

(610) 816-6660

[With a copy to]

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,045,870 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,045,870 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,045,870 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,045,870 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,045,870 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,045,870 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors IM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		741,148 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

741,148 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

741,148 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Sierra Capital Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Global Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

AVI Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,098 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,098 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,098 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,303 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

33,303 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,303 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,098 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,098 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,098 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Russell D. Glass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Paul McNulty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 786449207

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)This statement is filed by Sierra Capital Investments, LP, a Delaware limited partnership (“Sierra”), Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), AVI Capital Partners, LP, a Delaware limited partnership (“AVI”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), Maplewood Advisors GP, LLC, a Delaware limited liability company (“MAGP”), Maplewood Advisors IM, LLC, a Delaware limited liability company (“MAIM”), Maplewood Global Partners, LLC, a Delaware limited liability company (“MGP”), Maplewood Partners, LLC, a Delaware limited liability company (“MP”), Darren C. Wallis (“Mr. Wallis”), Joseph M. Manko, Jr. (“Mr. Manko”), Russell D. Glass (“Mr. Glass”), as a nominee for the Board of Directors of the Issuer (the “Board”), Ira M. Lubert (“Mr. Lubert”), as a nominee for the Board and Paul McNulty (“Mr. McNulty”, together with Mr. Wallis, Mr. Manko, Mr. Glass, Mr. Lubert, Sierra, MP, MGP, MAGP, MAIM, AVI, HCPF, HCP and HCM, the “Reporting Persons” and each a “Reporting Person”) as a nominee for the Board, with respect to shares of Common Stock of the Issuer. Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of HCPF, HCP, HCM and Mr. Manko is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103. The address of the principal office of each of Sierra, AVI, MAIM, MP, MGP, MAGP and Mr. Wallis is 555 E. Lancaster Avenue, Suite 520, Radnor, PA 19087. The address of the principal office of Mr. Glass is 110 East 57th Street, 16th Floor, New York, NY 10022. The address of the principal office of Mr. Lubert is FMC Tower at Cira Centre South, 2929 Walnut Street, Suite 1550, Philadelphia, PA 19104. The address of the principal office of Mr. McNulty is 28 West 76th Street, New York, NY 10023.

(c)The principal business of each of Sierra, HCPF, AVI, MAGP, MGP and HCP is purchasing, holding and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF and Sierra. The principal business of MAIM is serving as the investment manager of AVI and Sierra. HCP is the general partner of HCPF. HCP and MGP are the general partners of Sierra. MAGP is the general partner of AVI. MP is the parent company of MGP, MAGP and MAIM. The principal occupation of Mr. Wallis is serving as the managing member of MP, MGP, MAGP and MAIM. The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP. The principal occupation of Mr. Glass is serving as the Founder and Managing Member of RDG Capital LLC, which focuses on undervalued companies with identifiable catalyst opportunities to enhance shareholder value. The principal occupation of Mr. Lubert is serving as an investor in a wide variety of private transactions. The principal occupation of Mr. McNulty is serving as the Managing Member of Throwback Capital LLC, a personal family office fund structure actively investing in public and private securities, where he also provides advisory services.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Manko, Mr. Wallis, Mr. Glass, Mr. Lubert and Mr. McNulty are citizens of the United States of America.

16

CUSIP No. 786449207

Item 3.	Source and Amounts of Funds or other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock acquired by the Reporting Persons were purchased with working capital of each of HCPF, AVI, HCM, MAIM and Sierra (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The net investment costs (including commissions, if any) of the Shares directly owned by the Reporting Persons is approximately $12,752,203 including the net cost of Shares. The amounts paid were funded by working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 23, 2018, HCPF delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of four highly qualified director candidates, Russell D. Glass, Ira M. Lubert, Paul McNulty and Darren C. Wallis (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual meeting of shareholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below. The Reporting Persons hope to continue to engage in constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition.

Russell D. Glass has served as the Founder and Managing Member of RDG Capital LLC and affiliated investment partnerships, which focus on undervalued companies with identifiable catalyst opportunities to enhance shareholder value, since 2005. He has also served as the Managing Partner of RDG Capital Fund Management, an investment advisory firm, since 2014, and as a Partner and Senior Adviser at Knights Genesis, a private equity firm, since 2017. Previously, he served as the Managing Member of Princeford Capital Management, an investment advisory firm, from 2009 to 2014, and as Chief Executive Officer of Cadus Pharmaceutical Corporation (n/k/a Cadus Corporation (OTCMKTS: KDUS)), a biotechnology holding company (“Cadus”), from 2000 to 2003. He also served on the Board of Directors of Cadus from 1998 to 2011. Mr. Glass served as the Co-Chairman and Chief Investment Officer of Ranger Partners, an investment fund management company, from 2002 to 2003. From 1998 to 2002, he served as the President and Chief Investment Officer of Icahn Associates Corporation, a diversified investment firm and principal investment vehicle for Carl Icahn. Mr. Glass also previously served as a Partner at Relational Investors LLC, an investment fund management company, from 1996 to 1998, and Premier Partners Inc., an investment banking and research firm, from 1988 to 1996. Prior to that, Mr. Glass served as an Analyst with Kidder, Peabody & Co., an investment banking firm, from 1984 to 1986. He currently serves as a Director of Blue Bite LLC, a digital marketing technology company, since 2009, and the A.G. Spanos Corporation, a national real estate developer and owner of the NFL Los Angeles Chargers, since 1993. Mr. Glass is also a board member of the Council for Economic Education, a non-profit organization that promotes economic literacy. Mr. Glass previously served as a Director of Automated Travel Systems, Inc., an enterprise systems software firm; Axiom Biotechnologies, a pharmacology profiling company; Global Discount Travel Services/Lowestfare.com, a travel services company; National Energy Group, an oil & gas exploration and production company; and Next Generation Technology Holdings, Inc., a healthcare information company. Mr. Glass is a co-owner of the New York Mets of Major League Baseball. He has been a guest lecturer at Columbia Business School and earned an A.B. degree in Economics from Princeton University and an M.B.A. from Stanford University Graduate School of Business.

17

CUSIP No. 786449207

Ira M. Lubert is a Co-Founder and Chairman of Independence Capital Partners, LLC (since 1997) and Lubert-Adler Management Company, L.P. (since 1997), both of which advise a series of real estate funds. He is also a Co-Founder of and a Partner in a series of private equity and real estate fund advisers, including LLR Management, L.P. (since 1999), which focuses on lower middle market growth companies, Quaker Partners Management, L.P. (since 2002), which advises a series of life sciences funds, LEM Capital, L.P. (since 2002), which advises a series of real estate funds invested primarily in multifamily properties, LBC Credit Management, LP (since 2005), which advises a series of structured finance funds, and Patriot Financial Management, L.P. (since 2007), which advises a series of community banking funds. Mr. Lubert has also served as a Co-Founder of Versa Capital Management, LLC (2004), specializing in distressed and special situations and worked with Rubenstein Partners, L.P., an office real estate investment firm, to found its first fund, Rubenstein Properties Fund, L.P. (2005). Previously, he was a General Partner of Rose Glen Capital Management, LP, a private equity fund. Mr. Lubert began his private equity career with Safeguard. In 1986, he founded Radnor Venture Partners, Safeguard’s first venture fund. From 1986 to 1997, he was a Managing Director and Co-Founder of TL Ventures, the subsequent Safeguard-affiliated family of early stage venture funds with over $1 billion of capital under management. Mr. Lubert provided the TL Venture funds with a combination of venture capital management, marketing and transactional expertise. Prior to that, he served as Chairman of the Board and President of CompuCom Systems (formerly NASDAQ:CMPC), a microcomputer reseller. Mr. Lubert currently serves on the Board of Trustees of Pennsylvania State University (since 2015), where he served as Chairman from July 2016 to July 2017. He had previously served on the Pennsylvania State University Board from 1997 to 2000 and from 2007 to 2013. He currently sits on the Boards of Trustees of the Franklin Institute, a science museum and the center of science education and research in Philadelphia, and the National Constitution Center, a history museum. He previously served as a member of the Board of Directors of Thomas Jefferson University. He also previously served on the Board of Trustees of Pennsylvania Real Estate Investment Trust (NYSE:PEI), a real estate investment trust, from 2001 to 2014. Mr. Lubert was honored as Drexel University's LeBow College of Business 60th Business Leader of the Year and also has been honored by other institutions and organizations in the Commonwealth for his leadership and entrepreneurial nature and was honored by Temple University for his excellence in leadership with the Musser Award. Mr. Lubert holds a B.S. from Pennsylvania State University.

Paul McNulty has served as the Managing Member of Throwback Capital LLC, a personal family office fund structure actively investing in public and private securities, since September 2013, where he also provides advisory services. Mr. McNulty has also served as the Executive Chairman of Four51, Inc., a technology company specializing in B2B eCommerce solutions for nearly 20 million users worldwide, since 2009. He previously served as a Venture Partner at Top Tier Capital Partners, LLC (“TTCP”), a venture capital fund-of-funds and investment firm, from 2015 until February 2017, when he joined one of TTCP’s funds, the Top Tier Velocity Fund, as an Advisory Board member and continues to serve in such capacity. In these roles, he has advised TTCP on technology securities both in the public and private markets. Prior to TTCP, he founded and managed Five Points Capital, an investment fund, which included a crossover investment strategy for public and private securities, from 2000 to 2008. From 1993 to 1999, Mr. McNulty was a Managing Director and technology sector analyst at Soros Fund Management, LLC, an investment management firm. Prior to that, he worked as a venture capitalist at MVP Ventures. Mr. McNulty received an M.B.A. from Stanford University Graduate School of Business and an A.B. from Harvard College.

Darren C. Wallis is a Co-Founder and a Managing Partner of Maplewood Capital, LLC (f/k/a AVI Partners, LLC), an alternative asset management firm, serving in these positions since February 2013. He also currently serves as a Managing Member of MP, MGP, MAGP and MAIM, having been in that capacity since their inception. Previously, Mr. Wallis was a Partner in the active value investing arm of Guggenheim Venture Partners and its successor firm, Alara Capital, LLC (“Guggenheim”), from March 2009 to February 2013, where he led the firm’s opportunistic, value-driven approach to investing in small-cap public securities. Before Guggenheim, Mr. Wallis was a Partner and Portfolio Manager of Permit Capital, LLC (“Permit Capital”), an investment advisory firm, from January 2008 to March 2009. At Permit Capital, he co-led the direct private equity and opportunistic investment activities of the firm. Prior to Permit Capital, Mr. Wallis was Managing Partner of Osage Venture Partners, a venture capital firm, where he led a majority of their early-stage technology investments, from January 2006 to January 2008. At SAP SE (NYSE: SAP), Mr. Wallis held the positions of Senior Director of Corporate Development and Senior Director of Corporate Finance (M&A) from July 2004 to October 2005, where he executed on global transactions for the firm. Prior to SAP SE, Mr. Wallis was a Venture Partner of Cross Atlantic Capital Partners, Inc., a private equity firm that invests into growth capital technology, media, and telecommunications companies spanning the geographies of the U.S., U.K, and Ireland, from December 2001 to October 2005. From 1999 to 2001, Mr. Wallis was an attorney in the Mergers & Acquisitions Group at Sullivan & Cromwell LLP, an international law firm headquartered in New York City, (“S&C”), where he helped advise global technology and financial services clients in complex mergers and acquisitions matters. Prior to S&C, Mr. Wallis was a Senior Analyst at Accenture Labs in Palo Alto, CA (f/k/a Andersen Consulting Center for Strategic Technology), a technology R&D organization. Mr. Wallis also previously served as Chairman of the Boards of Directors of SevOne, Inc., a venture-backed digital infrastructure management software company, from July 2007 to March 2008 and HardMetrics, Inc., a business analytics software company, from November 2006 to March 2008. He also served as a Board member of MODA Technology Partners, a health-care informatics company (acquired by Lonza Group AG) (LONN: SIX Swiss Ex)), from June 2006 to March 2008; Landslide Technologies, Inc. a software company (acquired by j2 Global)(NASDAQ: JCOM)), from June 2006 to March 2008; Carnegie Speech, Inc., a developer of spoken language assessment and training software, from October 2007 to February 2008; Procurian Inc., a provider of procurement solutions for companies (acquired by Accenture plc (NYSE: ACN)), from January 2003 to July 2004; Voxware Inc., a provider of software for voice recognition solutions, from January 2003 to July 2004; and Amber Road, Inc. (f/k/a Management Dynamics, Inc.), a provider of cloud-based global trade management solutions in the United States and internationally, which later became public, from September 2002 to July 2004. Mr. Wallis was recognized in 2007 by the Philadelphia Business Journal with its prestigious “40 Under 40” Award, which honors individuals committed to professional excellence and community involvement. Additionally, Mr. Wallis has served as a past Chairman of the Mid-Atlantic Capital (“MAC”) Conference, (now known as the “PACT Capital Conference”), the oldest, most established venture conference in the Northeast. Mr. Wallis is a commissioned officer in the United States Navy, having achieved the rank of Lieutenant (Ret.). Mr. Wallis holds a Bachelor of Science in Chemical Engineering from the University of Notre Dame and studied law and capital markets at Duke Law School and Duke’s Fuqua School of Business, where he received a Juris Doctorate, cum laude. He is admitted to practice law in the State of New York and the Commonwealth of Pennsylvania.

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CUSIP No. 786449207

Item 5.	Interest in Securities of the Issuer.

Items 5(a) –(c) are hereby amended and restated to read as follows:

The percentages used herein are calculated based upon 20,412,398 shares of Common Stock issued and outstanding as of October 24, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on October 26, 2017.

As of the close of business on February 27, 2018:

1. HCM

(a) Amount beneficially owned: 1,045,870*

(b) Percent of class: 5.1% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,045,870*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,045,870*

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CUSIP No. 786449207

2. Mr. Manko

(a) Amount beneficially owned: 1,045,870*

(b) Percent of class: 5.1% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,045,870*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,045,870*

3. MAIM

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

4. MP

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

5. Mr. Wallis

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

6. HCP

(a) Amount beneficially owned: 741,148*

(b) Percent of class: 3.6%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 741,148*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 741,148*

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CUSIP No. 786449207

7. Sierra

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.5%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

8. MGP

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.5%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

9. HCPF

(a) Amount beneficially owned: 33,303*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 33,303*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 33,303*

10. AVI

(a) Amount beneficially owned: 10,098*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,098*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,098*

11. MAGP

(a) Amount beneficially owned: 10,098*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,098*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,098*

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CUSIP No. 786449207

12. Mr. Glass

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0

13. Mr. Lubert

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0

14. Mr. McNulty

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0

*Sierra owns directly 707,845 shares of Common Stock. Pursuant to investment management agreements, HCM and MAIM maintain investment and voting power with respect to the securities held by Sierra. However, despite the delegation of investment and voting power to HCM and MAIM, HCP and MGP may be deemed to be the beneficial owners of such securities under Rule 13d-3 of the Act because HCP and MGP have the right to acquire investment and voting power through termination of investment management agreements with HCM and MAIM. HCPF owns directly 33,303 shares of Common Stock, including 100 shares that are held in record name. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. AVI owns directly 10,098 shares of Common Stock. Pursuant to investment management agreements, MAIM maintains investment and voting power with respect to the securities held by AVI.   However, despite the delegation of investment and voting power to MAIM, MAGP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because MAGP has the right to acquire investment and voting power through termination of investment management agreements with MAIM. HCM and MAIM also act as investment advisers to certain jointly managed accounts. Under investment management agreements with these jointly managed account clients, HCM and MAIM have investment and voting power with respect to 304,722 shares of Common Stock held in the client managed accounts. HCP and MGP are the general partners for Sierra. MAGP is the general partner of AVI. HCP is the general partner of HCPF. Mr. Manko is the managing member of HCM and HCP. MP is the parent company of MGP, MAIM and MAGP. Mr. Wallis is the managing member of MP, MGP, MAGP, and MAIM. By reason of the provisions of Rule 13d-3 of the Act, (i) each of MP, Mr. Wallis and MAIM may be deemed to beneficially own 1,022,665 shares of Common Stock held by AVI, Sierra and the managed accounts, (ii) each of HCM and Mr. Manko may be deemed to beneficially own 1,045,870 shares of Common Stock held by HCP, Sierra and the managed accounts, (iii) HCP may be deemed to beneficially own 741,148 shares of Common Stock held by HCPF and Sierra, (iv) MGP may be deemed to beneficially own 707,845 shares of Common Stock held by Sierra, (v) MAGP may be deemed to beneficially own 10,098 shares of Common Stock held by AVI, (vi) Mr. Glass does not beneficially owns any shares of Common Stock, (vii) Mr. Lubert does not beneficially own any shares of Common Stock, and (viii) Mr. McNulty does not beneficially own any shares of Common Stock.

The Reporting Persons collectively own an aggregate of 1,055,968 shares of Common Stock, constituting approximately 5.2% of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Schedule 13D except to the extent of his or its pecuniary interest therein.

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CUSIP No. 786449207

(c)Schedule A attached to this Amendment No. 2 to the Schedule 13D and incorporated herein by reference lists all transaction in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 23, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Sierra, HCPF, AVI, HCP, HCM, MAGP, MAIM, MGP, MP, Mr. Wallis and Mr. Manko agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, HCP, MP and their respective affiliates have agreed to indemnify each of Messrs. Glass, Lubert and McNulty against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1Joint Filing and Solicitation Agreement, dated February 23, 2018.

Exhibit 99.2Form of Indemnification Letter Agreement.

Exhibit 99.3Powers of Attorney.

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CUSIP No. 786449207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 27, 2018	HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR. Individually and as attorney-in-fact for Russell D. Glass, Ira M. Lubert and Paul McNulty

MAPLEWOOD PARTNERS, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

MAPLEWOOD ADVISORS IM, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS

HORTON CAPITAL PARTNERS, LLC

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member

SIERRA CAPITAL INVESTMENTS, LP

By:	Horton Capital Partners, LLC and Maplewood Global Partners, LLC, its General Partners

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member, Horton Capital Partners, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member, Maplewood Global Partners, LLC

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CUSIP No. 786449207

MAPLEWOOD GLOBAL PARTNERS, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

HORTON CAPITAL PARTNERS FUND, LP

By:	Horton Capital Partners, LLC, its General Partners

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member

AVI CAPITAL PARTNERS, LP

By:	Maplewood Advisors GP, LLC, its General Partners

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

MAPLEWOOD ADVISORS GP, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

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CUSIP No. 786449207

SCHEDULE A

This Schedule A sets forth information with respect to transactions in shares of Common Stock of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All transactions were effected in the open market through a broker.

Horton Capital Partners Fund, LP

Trade Date	Shares Purchased	Price
2/14/2018	6,137	$12.0155
2/15/2018	3,200	$12.0125
2/16/2018	791	$12.0000